EXHIBIT 99.1

Stantec Announces Results of its 2024 Annual Meeting of Shareholders

EDMONTON, Alberta and NEW YORK, May 09, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec Inc. (“Stantec”), a global leader in sustainable design and engineering, held its annual meeting of shareholders (the “Meeting”) on May 9, 2024. A total of 86,453,304 shares (75.79% of outstanding common shares) were represented in person or by proxy.

At the meeting, Robert (Bob) Gomes, Stantec’s long-standing incumbent director and former CEO, retired from the Board as a result of Stantec’s director term limits. “I would like to express my gratitude to Bob Gomes who, after an impactful career at Stantec, is retiring from the Board,” said Douglas Ammerman, Chair of Stantec’s Board of Directors. “Throughout his nearly 30-year career at Stantec, Bob has left a positive influence on Stantec.”

The complete voting results from the Meeting are as follows:

1. Election of Directors

The Board of Directors of Stantec had fixed the number of directors standing for election at the Meeting to be nine. Each of the nine nominees listed in Stantec’s Management Information Circular dated March 15, 2024, was elected as a director of Stantec. The detailed results of the vote on the election of directors are as follows:

Nominee	Votes For	% For	Votes Against	% Against
Douglas K. Ammerman	69,098,398	83.09	14,058,254	16.91
Martin A. à Porta	82,865,436	99.65	291,219	0.35
Shelley A. M. Brown	83,096,062	99.93	60,591	0.07
Angeline G. Chen	83,110,688	99.94	45,975	0.06
Patricia D. Galloway	82,863,447	99.65	293,207	0.35
Gordon A. Johnston	83,068,956	99.89	87,707	0.11
Donald J. Lowry	82,592,572	99.32	564,083	0.68
Marie-Lucie Morin	82,242,929	98.90	913,733	1.10
Celina J. Wang Doka	82,855,917	99.64	300,737	0.36

2. Appointment of Auditor

PricewaterhouseCoopers LLP was reappointed as auditor of Stantec for 2024, and the directors were authorized to fix the remuneration of the auditor. The detailed results of the vote on the appointment of auditor are as follows:

Votes For	% For	Votes Withheld	% Withheld
86,148,671	99.65	304,631	0.35

3. Non-binding Advisory Vote on Executive Compensation

Shareholders accepted Stantec’s approach to executive compensation disclosed in the Management Information Circular dated March 15, 2024, and delivered in connection with the Meeting. The detailed results of the vote on Stantec’s approach to executive compensation are as follows:

Votes For	% For	Votes Against	% Against
78,956,878	94.95	4,199,784	5.05

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve - because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

Media Contact	Investor Contact
Ashley Warnock	Jess Nieukerk
Stantec Media Relations	Stantec Investor Relations
Ph: (403) 472-0122	Ph: (403) 569-5389
ashley.warnock@Stantec.com	ir@stantec.com

Design with community in mind